Exhibit 99.1

21Vianet Group, Inc. Announces Changes to the Board of

Directors and the Compensation Committee

BEIJING, Dec. 01, 2016 — 21Vianet Group, Inc. (Nasdaq: VNET) (“21Vianet” or the “Company”), a leading carrier-neutral internet data center services provider in China, today announced that Dr. Hongjiang Zhang, an independent director of the Company as well as a member of the Compensation Committee, has resigned from his current positions effective December 1, 2016. Dr. Zhang has served as the Company’s director since January 2015. The Board of Directors (the “Board”) has appointed Mr. Tao Zou as a new independent director to the Company, and Mr. Erhfei Liu, who has served as an independent director since May 2015, will replace Dr. Zhang as a member of the Compensation Committee, both effective on Dec 1, 2016.

Mr. Tao Zou is currently the Chief Executive Officer and an executive director of Kingsoft Corporation Limited (“Kingsoft”), a company listed on the Hong Kong Stock Exchange (Stock Code: 3888) and the Chief Executive Officer and one of the directors of Seasun Holdings Limited, overseeing the operations of Seasun Holdings Limited and its subsidiaries, including the research and development of online games, and the operations of the gaming business of Kingsoft and its subsidiaries (“Kingsoft Group”). Mr. Zou joined Kingsoft Group in 1998 and has taken various positions within the Kingsoft Group since then. Mr. Zou received a bachelor’s degree from Tianjin Nankai University.

Mr. Steve Zhang, Chief Executive Officer of the Company, stated, “We are very pleased to have Mr. Zou join our Board and we look forward to his contributions. His extensive industry knowledge and managerial experience with Kingsoft Group will be invaluable to 21Vianet and our customers in this rapidly growing internet industry. Furthermore, I would like to thank Dr. Zhang for his hard work over the past two years with the firm. We all appreciate his leadership and wish him great success in his future endeavors.”

About 21Vianet

21Vianet Group, Inc. is a leading carrier-neutral Internet data center services provider in China. 21Vianet provides hosting and related services, managed network services, cloud services, content delivery network services, last-mile wired broadband services and business VPN services, improving the reliability, security and speed of its customers’ Internet infrastructure. Customers may locate their servers and networking equipment in 21Vianet’s data centers and connect to China’s Internet backbone through 21Vianet’s extensive fiber optic network. In addition, 21Vianet’s proprietary smart routing technology enables customers’ data to be delivered across the Internet in a faster and more reliable manner. 21Vianet operates in more than 30 cities throughout China, servicing a diversified and loyal base of more than 2,000 hosting enterprise customers that span numerous industries ranging from Internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, quotations from management in this announcement as well as 21Vianet’s strategic and operational plans contain forward-looking statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 21Vianet’s goals and strategies; 21Vianet’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, 21Vianet’s services; 21Vianet’s expectations regarding keeping and strengthening its relationships with customers; 21Vianet’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where 21Vianet provides solutions and services. Further information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contacts:

21Vianet Group, Inc.

Qing Liu

+86 10 8456 2121

IR@21Vianet.com

ICR, Inc.

Violet Gu

+1 (646) 405-4922

IR@21Vianet.com

Source: 21Vianet Group, Inc.